# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0000950170-25-011213
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yard, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 20,365,023; shared voting power 0; sole dispositive power 20,365,023; shared dispositive power 0; aggregate amount beneficially owned 20,365,023 (15.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on January 30, 2025 (as amended, the "Schedule 13D"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

February 2025 Underwriting Agreement

On February 10, 2025, the Issuer, Hess Midstream GP LP, Hess Midstream GP LLC, Blue Holding, and Goldman Sachs & Co. LLC as underwriter (the "Underwriter"), entered into an Underwriting Agreement (the "February 2025 Underwriting Agreement"), pursuant to which the Underwriter agreed to purchase from Blue Holding, subject to and upon the terms and conditions set forth therein, 11,000,000 Class A Shares at a price of $39.11 per share (the "February 2025 Secondary Offering"). Pursuant to the February 2025 Underwriting Agreement, Blue Holding granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 1,650,000 Class A Shares at $39.11 per share. On February 12, 2025, the February 2025 Secondary Offering closed. As a result, Blue Holding redeemed an aggregate 11,000,000 OpCo Class B Units for a corresponding number of Class A Shares.

Pursuant to the February 2025 Underwriting Agreement, the Issuer, Blue Holding and Hess Investments North Dakota LLC have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the February 2025 Underwriting Agreement without first obtaining the written consent of the Underwriter subject to certain exceptions.

The above description of the February 2025 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.

The beneficial ownership set forth herein is based on 115,086,900 Class A Shares outstanding following the consummation of the February 2025 Secondary Offering plus 19,336,403 Class B units beneficially owned by the GIP Entities and convertible at any time into Class A Shares on a one-to-one basis
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 1, there have been no transactions in the Class A Shares or Opco Class B Units since the Schedule 13D filed on January 30, 2025.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the February 2025 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

As of February 10, 2025, accounts managed by the Reporting Business Units have entered Long Derivative Agreements in the form of cash-settled swaps with respect to 31,413 Class A Shares (representing economic exposure to less than 0.1% of the total issued and outstanding Class A Shares as of February 10, 2025). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into Short Derivative Agreements in the form of cash-settled swaps with respect to 138,254 Class A Shares (representing economic exposure to approximately 0.1% of the total issued and outstanding Class A Shares as of February 10, 2025). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the Class A Shares that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 23: Underwriting Agreement, dated as of February 10, 2025, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, GIP II Blue Holding, L.P. and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on February 12, 2025).

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Julie Ashworth, Attorney-in-Fact (02/12/2025)